12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115
Phone (804) 747-0422
Keith D. Browning
Executive Vice President and
Chief Financial Officer

April 11, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           CarMax, Inc.
Response letter dated March 26, 2008 in response to comments dated
February 29, 2008 relating to Form 10-K for the Fiscal Year Ended
February 28, 2007 filed April 27, 2007

Dear Mr. Owings:

The purpose of this letter is to respond to your letter dated March 31, 2008, to Mr. Thomas J. Folliard, CarMax, Inc. President and Chief Executive Officer, regarding the above-referenced response letter.  Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

Please note that we plan to file our Annual Report on Form 10-K for fiscal year 2008 and our 2008 Proxy Statement on April 25, 2008.  To the extent that you could provide an expedited review of this response letter, we would greatly appreciate it.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface and appearing below them are our responses.

Form 10-K for Fiscal Year Ended February 28, 2007

Note 2, Summary of Significant Accounting Policies, page 42

1.  We reviewed your response to comments four and six in our letter dated February 29, 2008.  Please confirm to us that you will disclose in future filings information similar to that included in your response to these comments.

We will disclose in future filings information similar to that included in our response to your comments.

Definitive Schedule 14A filed April 27, 2007

Item 11. Executive Compensation, page 63

2.  We are in receipt of your response to comment eight of our letter dated February 29, 2008.  We note your indication that you will comply with this comment in

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Mr. H. Christopher Owings
United States Securities and Exchange Commission
April 11, 2008

future filings.  Please provide us with your proposed disclosure explaining how the compensation committee’s decisions regarding each element fits into the company’s overall compensation objectives and how decisions regarding each element affects decisions regarding other elements, to the extent that such an inter-relationship exists.  Please also ensure that you include in your disclosure the explanation you provided to us regarding why you excluded the realized value of equity compensation in your discussion of peer companies.

The CarMax, Inc. Compensation and Personnel Committee (the “Committee”) oversees an executive compensation program that is designed to reflect CarMax’s pay-for-performance philosophy and that supports and reinforces the Company’s key operating and strategic objectives.  The Committee has established the following objectives for our executive compensation program:
•	To align the interests of executive officers with the financial interests of our shareholders.
•	To encourage the achievement of our key strategic, operational and financial goals.
•	To link incentive compensation to Company and stock price performance, which the Committee believes promotes a unified vision for senior management and creates common motivation among our executives.
•	To attract, retain and motivate top quality executives with the qualifications necessary to drive our long-term financial success.
•	To give the Committee the flexibility to respond to the continually changing environment in which we operate.

The key elements of direct compensation for our named executive officers are base salary, cash awards under an annual incentive plan and long-term incentive awards, currently consisting solely of stock options.  Each of the three key elements of our executive compensation program promotes one or more of the compensation objectives set forth above.  Competitive base salaries help us to attract, retain and motivate top quality executives.  Our annual cash incentive awards are tied to earnings per share and help to align the interests of our executive officers with the financial interests of our shareholders and encourage the achievement of the Company’s financial goals.  Stock option awards directly tie an executive’s long-term compensation to the Company’s stock price, as well as encourage the achievement of our strategic, operational and financial goals.

The Committee considers each key element of compensation when designing and evaluating our executive compensation program.  This consideration ensures that the program will meet its specified objectives.  The Committee recognizes the impact that an adjustment to one key element of compensation will have on other elements.  For example, an increase in a named executive officer’s base salary will result in a larger annual cash incentive award, if any.  However, decisions regarding any one key element of compensation are not determinative of decisions that will be made regarding the other key elements.  Further, Committee decisions regarding long-term incentive awards and Committee decisions

Mr. H. Christopher Owings
United States Securities and Exchange Commission
April 11, 2008

regarding base salaries and annual cash incentive awards are generally made at separate Committee meetings.  Notwithstanding the independence of these decisions, each Committee decision regarding the key elements of compensation are made in furtherance of the objectives of the program.

The Committee did not consider the realized value of equity compensation when designing and evaluating our executive compensation program.  This excluded compensation was not a factor in the Committee’s analyses and decisions regarding total direct compensation and was not used when analyzing the Company’s position within the peer group percentiles.  The Committee generally considers the value of equity compensation as an element of the Company’s executive compensation program at the time of grant of an equity award, not at the time of exercise.

3.  We are in receipt of your response to comment nine of our letter dated February 29, 2008.  We note your indication that you will comply with this comment in future filings.  Please provide us with your proposed additional analysis regarding how you calculated performance targets for completed fiscal years, quantify such targets and disclose how actual performance affected the compensation committee’s decisions.

Pursuant to the CarMax, Inc. Annual Performance-Based Bonus Plan, as amended and restated (the “Bonus Plan”), the Company provides annual cash incentive awards to our executive officers.  Payments, if any, made under this plan are directly tied to the achievement of certain pre-defined financial performance goals.  We adopted the Bonus Plan as a mechanism to provide this annual incentive compensation and to preserve the deductibility of this compensation in accordance with Section 162(m) of the Internal Revenue Code and related regulations.

The amount of the incentive award depends on our actual performance as measured against objective performance goals established by the Committee at the beginning of each fiscal year. In April 2007, the Committee determined that the threshold, target and maximum performance goals for fiscal 2008 would be based on our fiscal 2008 earnings per share.  The Committee believes that earnings per share is an appropriate measure for the performance goal because stock price appreciation is generally based on earnings growth. Accordingly, the interests of our management and our shareholders will be aligned.

Each named executive officer’s individual incentive award target is set forth in a written agreement with the Company and is equal to a percentage of his base salary. For fiscal 2008, the incentive target percentages for Messrs. Folliard, Browning, Dolan, Kunkel and Smith were 100%, 60%, 60%, 40% and 40%, respectively, of each officer’s base salary. Each named executive officer’s base salary, incentive target percentage and target incentive amount for fiscal 2008 is set forth in the table below.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
April 11, 2008

Name	Base Salary ($)	Incentive Target Percentage (%)	Target Incentive Amount ($)
Thomas J. Folliard	800,000	100	800,000
Keith D. Browning	595,010	60	357,006
Michael K. Dolan	561,954	60	337,172
Joseph S. Kunkel	525,898	40	210,359
Richard M. Smith	318,000	40	127,200

If the Committee determines that an executive officer is eligible for payment under the Bonus Plan because our performance goals have been met, the exact bonus amount is determined by multiplying the target incentive amount by a performance adjustment factor. The performance adjustment factors established by the Committee for fiscal 2008 pursuant to the Bonus Plan were:

•	25% if the threshold performance goal was achieved.

•	100% if the target performance goal was achieved.

•	150% if the maximum performance goal was achieved.

The performance adjustment factors are prorated when our actual performance exceeds a lower performance goal but not the next higher performance goal.  If the threshold performance goal is not achieved, no incentive award is paid. The Bonus Plan provides that the maximum annual amount payable is the lesser of 200% of the executive’s base salary or $2,000,000.  However, the Committee has limited the maximum performance adjustment factor to 150%.

Under the Bonus Plan, the Committee may reduce the amount of any award paid to a named executive officer below the amount that otherwise would be payable upon application of the performance goals and may decide not to pay an award even when performance goals have been satisfied. Under no circumstances, however, may the Committee increase the amount of any award payable under the Bonus Plan above what would be payable to an executive upon application of the performance goals.

In April 2007, the Committee established the following earnings per share targets for fiscal 2008: $0.92 as the threshold performance goal; $1.08 as the target performance goal; and $1.14 as the maximum performance goal under the Bonus Plan.  The earnings per share target performance goal chosen by the Committee was set at a level that would require the Company to perform at the mid-point of our publicly stated annual earnings guidance, which, at the outset of fiscal 2008, was a range of $1.03 to $1.14.  The Committee believes that setting our target performance goal at this level accomplishes its goals of establishing a target that is reasonably attainable while also requiring a level of performance consistent with our earnings goals and public guidance.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
April 11, 2008

In April 2008, the Committee certified that CarMax had achieved earnings per share of $0.83, which was less than the threshold performance goal of $0.92 per share.  Accordingly, the Committee used 0% as the performance payout factor and did not provide annual cash incentive awards to its named executive officers for fiscal 2008.

* * * * *

CarMax acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x2969.

Very truly yours,

/s/ Keith D. Browning

CarMax, Inc.
Keith D. Browning
Executive Vice President and
Chief Financial Officer

cc:           Thomas J. Folliard,
President and Chief Executive Officer

Eric M. Margolin
Senior Vice President,
General Counsel and Secretary